EXHIBIT 99.1

ASM letter head

ASM International nv

Contact:	Robert L. de Bakker,	+ 3130 229 85 40
	Erik Kamerbeek	+ 3130 229 85 00
	Mary Jo Dieckhaus,	+ 1 212 986 29 00

FOR IMMEDIATE RELEASE

ASM INTERNATIONAL REPORTS FINAL

2004 SECOND QUARTER OPERATING RESULTS

•	Second quarter net sales of €211.9 million, up 38.4% from net sales of the second quarter of 2003 and up 8.2% from net sales of the previous quarter;

•	Second quarter net earnings of€ 4.4 million or € 0.08 diluted net earnings per share as compared to a net loss of €(7.3) million or €(0.15) diluted net loss per share for the second quarter of 2003 and net earnings of€ 14.6 million or €0.28 diluted net earnings per share for the first quarter of 2004;

•	Second quarter net operating margins were impacted by some one-time charges in the Back-end operations;

•	Second quarter bookings of €232.1 million, an increase of 107.6% compared to €111.8 million in the second quarter of 2003 and up 2.8% from €225.7 million in the previous quarter.

•	Six months bookings of €457.8, an increase of 74.9% compared to the €261.7 million in the first half of 2003;

•	Quarter-end backlog of €248.9 million, up 8.8% from the previous quarter.

BILTHOVEN, THE NETHERLANDS, July 27, 2004 - ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today the operating results for the second quarter of 2004. Net earnings for the second quarter amounted to € 4.4 million, or € 0.08 diluted net earnings per share compared to a net loss of €(7.3) million or €(0.15) net loss per share for the second quarter of 2003.

For the six months ended June 30, 2004 net earnings amounted to €19.0 million or €0.37 diluted net earnings per share compared to a net loss of €(16.2) million or €(0.33) diluted net loss per share for the same period in 2003.

Sales in the first six months of 2004 improved substantially to €407.8 million, the highest sales level since the second half of 2000. In particular the Company’s Back-end segment reported record sales in the first six months of 2004, measured in the reporting currency of the Back-end segment, the Hong Kong dollar.

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The second quarter of 2004 continued to show a strong order intake, particularly in the Company’s Front-end segment. However, second quarter of 2004 operating performance levels were lower compared to the first quarter, in both the Company’s Front-end and Back-end segments.

In the Front-end segment, operating results were lower due to changes in the product mix and lower average sales prices, in particular on our vertical furnaces, higher operating expenses in anticipation of expected increased sales levels in future periods and the first time consolidation of our 100% subsidiary NuTool, Inc. (NuTool), which is included in the consolidated financial statements since June 2, 2004..

In the Back-end segment, the consolidation of manufacturing activities in Malaysia needed to further improve manufacturing efficiency and to have manufacturing capacity closer to some of the Company’s main lead-frame customers, resulted in some fixed asset impairment charges and write-offs.

In addition, our Back-end segment introduced a large number of new innovative products in the past six months, such as soft solder die attach, turret test handlers, ball placement systems, stud bumping machines, thermosonic flip chip bonders, lens holder attachments for image sensors, handlers for wafer level packages, LED wafer scanning equipment as well as photo diode assembly equipment. These new models / types are all in the early phases of their learning curves which typically lead to more frequent engineering changes and lower initial gross margin contributions on these products. Also, as a result of these new product introductions and the continuously changing product mix the Back-end segment recorded additional provisions on slow moving inventories.

The combined impact of the above circumstances were one-time charges in the Back-end segment of more than € 10 million, impacting gross profit margins and increased research and development expenses, and reducing the earnings from operations especially in the second quarter of 2004.

The following table shows the operating performance for the second quarter of 2004 as compared to the first quarter of 2004 and the second quarter of 2003 and the percentage change for the second quarter of 2004 compared to the first quarter of 2004 and the second quarter of 2003:

(euro millions)
	Q2 2003	Ql 2004	Q2 2004	% Change Ql 2004 to Q2 2004	% Change Q2 2003 to Q2 2004
Net sales	153.1	195.9	211.9	8.2%	38.4%
Gross profit	49.6	81.1	73.7	(9.1)%	48.7%
Gross profit margin %	32.4%	41.4%	34.8%	(6.6)%	2.4%
Selling, general and administrative expenses	(24.3)	(24.9)	(29.1)	16.7%	19.9%
Research and development expenses	(20.2)	(17.5)	(23.1)	32.1%	14.3%
Amortization of intangibles	—	—	(0.5)

Earnings from operations	5.1	38.7	21.0	(45.6)%	313.1%
Net earnings (loss)	(7.3)	14.6	4.4	(70.1)%	na
New orders	111.8	225.7	232.1	2.8%	107.6%
Backlog at end of period	133.7	228.8	248.9	8.8%	86.2%

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Net sales

The following table shows net sales for Front-end and Back-end segments and the percentage change for the six months ended June 30, 2004 compared to the same period in 2003:

(euro millions)		Six months ended June 30,
	2003	2004	% Change
Front-end	146.0	169.3	16.0%
Back-end	124.9	238.5	90.9%

Consolidated net sales	270.9	407.8	50.6%

In the six months ended June 30, 2004, net sales of wafer processing equipment (Front-end segment) represented 41.5% of consolidated net sales. Net sales of assembly and packaging equipment and materials (Back-end segment) represented 58.5% of consolidated net sales.

Consolidated sales levels expressed in euro were negatively impacted by the strong euro against the Japanese yen, the US dollar and US dollar related currencies. The decline in exchange rates for the first six months of 2004 compared to the first six months of 2003 impacted our sales negatively by 8.1%.

Net sales for the second quarter of 2004 amounted to €211.9 million, an increase of 38.4% compared to net sales for the same period last year of €153.1 million and 8.2% above the sales level of the first quarter of 2004.

Operations

Gross profit. The following table shows our gross profit margin for Front-end and Back-end segments and the increase for the six months ended June 30, 2004 compared to the same period in 2003:

(euro millions)				Six months ended June 30,
	€ 2003	€ 2004	% 2003	% 2004	Percentage point increase
Front-end	35.7	50.4	24.5%	29.8%	5.3
Back-end	52.0	104.4	41.6%	43.8%	2.2

Total gross profit	87.7	154.8	32.4%	38.0%	5.6

The improvement in gross profit margin for the Front-end segment for the six months ended June 30, 2004 is mainly the result of the overall growth in sales volumes and the related better utilization of manufacturing capacity, and, to a lesser extent, changes in product mix. The Back-end segment also benefited from the increased volume although the higher proportion of new products and the one time impairment charges contributed negatively.

The gross profit margin for the second quarter of 2004 of 34.8% of net sales was 2.4 percentage points above the 32.4% gross profit margin realized in the second quarter of 2003 and 6.6 percentage points below the gross margin of 41.4% for the first quarter of 2004. Changes in product mix, pressure on average selling prices in the Front-end segment and the one time charges in the Back-end segment contributed to the quarter-to-quarter decrease in gross profit margin in the second quarter of 2004.

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Selling, general and administrative. The following table shows selling, general and administrative expenses for Front-end and Back-end segments and the percentage change for the six months ended June 30, 2004 compared to the same period in 2003:

(euro millions)	Six months ended June 30,
	2003	2004	% Change
Front-end	29.3	28.9	(1.3)%
Back-end	19.0	25.2	32.2%

Total selling, general and administrative expenses	48.3	54.1	11.9%

Within the Front-end segment, selling, general and administrative expenses decreased due to the effect of the restructuring measures implemented in 2003. However, the decrease was offset by additional expenses as a result of the growing activities and the need to further invest in the hiring and training of service engineers. The increase in the Back-end segment is the result of the increased sales activities as compared to the first half of 2003.

As a percentage of net sales, selling, general and administrative expenses were 13.3% in the first half of 2004, compared to 17.8% in the first half of 2003.

Selling, general and administrative expenses increased 19.9% from € 24.3 million in the second quarter of 2003 to € 29.1 million in the second quarter of 2004 and increased 16.7% from the € 25.0 million in the first quarter of 2004.

Research and development. The following table shows research and development expenses for Front-end and Back-end segments and the percentage change for the six months ended June 30, 2004 compared to the same period in 2003:

(euro millions)	Six months ended June 30,
	2003	2004	% Change
Front-end	26.7	25.7	(3.8)%
Back-end	11.9	14.9	25.3%

Total research and development expenses	38.6	40.6	5.1%

The Front-end segment research and development expenses decreased as a result of cost control measures, although the Company’s strong commitment to research and development and the consolidation of NuTool in the second quarter of 2004 led to increased spending in the second quarter of 2004 compared to the first quarter of 2004. The increase in the Back-end segment is amongst others the result of increased spending for the procurement of components to be used in various engineering prototypes, in particular, our new models of gold wire bonders.

As a percentage of net sales, research and development expenses were 10.0% in the first half of 2004, compared to 14.3% in the first half of 2003.

Research and development expenses increased 14.3% from € 20.2 million or 13.2% of net sales in the second quarter of 2003 to € 23.1 million or 10.9% of net sales in the second quarter of 2004 and were 32.1% above the € 17.5 million in the first quarter of 2004.

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Amortization of purchased technology and other intangible assets was € 0.5 million in the second quarter of 2004 and relates to the amortization of purchased technology and intangible assets from the acquisition of NuTool on June 2, 2004. The amount includes € 0.4 million for purchased In-Process Research and Development, which amount has been expensed in full.

Earnings from operations amounted to earnings of €21.0 million in the second quarter of 2004, compared to earnings of € 5.1 million in the same period of 2003. For the first half of 2004, earnings from operations amounted to € 59.7 million compared to € 0.8 million for the first half of 2003.

Bookings and backlog

The following table shows the level of new orders during the six months ended June 30, 2003 and June 30, 2004 and the backlog at the end of June 30, 2003 and 2004 and the percentage change:

(euro millions)	Six months ended June 30,
	2003	2004	% Change
Front-end:
New orders	130.4	205.4	57.5%
Backlog at June 30	94.3	140.8	49.3%
Back-end:
New orders	131.3	252.4	92.2%
Backlog at June 30	39.4	108.1	174.4%
Total
New orders	261.7	457.8	74.9%
Backlog at June 30	133.7	248.9	86.2%

New orders received in the second quarter of 2004 amounted to € 232.1 million, 2.8% higher than the € 225.7 million of new orders in the first quarter of 2004. For the second quarter of 2004 the level of new orders divided by the net sales for the quarter (book-to-bill ratio) was 1.09. For the six months ended June 30, 2004 the book-to-bill ratio was 1.12, consisting of 1.21 for the Front-end segment and 1.06 for the Back-end segment. The backlog at the end of June 2004 of € 248.9 million was 8.8% above the backlog of € 228.8 million at the end of March 2004.

The order intake and backlog continued to grow in the second quarter of 2004 and is confirming the current industry recovery. Front-end order intake continued to improve in the quarter and Back-end order intake, while still at high levels, softened somewhat towards the end of the quarter.

Liquidity and capital resources

Net cash provided by operations and investing activities for second quarter of 2004 was € 6.8 million compared to cash utilized of € 1.6 million in the second quarter of 2003. For the six months ended June 30, 2004 net cash provided by operations and investing activities was € 32.0 million compared to cash utilized of € 7.9 million for the same period in 2003.

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Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from € 154.4 million at December 31, 2003 to € 177.5 million at June 30, 2004. The increase is primarily the result of increased sales levels and manufacturing activity, although outstanding days of working capital, measured based on a six months basis of net sales, decreased from 89 days at December 31,2003 to 78 days at June 30, 2004.

In the second quarter of 2004 the Company’s subsidiary in the Back-end segment, ASM Pacific Technology Ltd. (ASMPT) repurchased 0.40% of its outstanding shares on the open market in the amount of € 4.5 million (HK$ 42.5 million). This repurchase increased the interest of ASM International N.V. (ASMI) in ASMPT from 53.87% to 54.09%.

The acquisition of the 84.3% interest in NuTool not already owned by ASMI on June 2, 2004 was financed with the issue of 1,962,282 common shares of ASMI and 57,720 replacement employee stock options to acquire common shares of ASMI. The total consideration of the acquisition amounted to € 35.1 million of which € 34.5 million is attributable to the common shares and employee stock options issued in the transaction. The remainder relates to transaction expenses, such as legal and audit fees.

At June 30, 2004, the Company’s principal sources of liquidity consisted of € 171.5 million in cash and cash equivalents, of which € 90.7 million was available for the Company’s Front-end segment and € 80.8 million was restricted for use in the Company’s Back-end segment. In addition the Company also had € 64.8 million in undrawn bank facilities, of which € 35.6 million was restricted for use in the Back-end segment and € 29.2 million was available for use in the Front-end operations, of which € 28.2 million is for the Japanese operations.

Outlook

For the short term we have observed a slight cooling of the industry sentiment during the last few weeks. Although we entered the second half of 2004 with a well-filled backlog, the overheated character of the market seems to be disappearing. This will likely have an impact on the remainder of the year.

Our technology position and the appreciation by our customers for the solutions offered by the Company however have never been at a higher level than today. The separate Press Release by ASM Pacific Technology Ltd., on the results for the six months ended June 30, 2004 ( as issued earlier today ), as well as the separate Press Release on Orders from Multiple Customers ( as issued by ASMI simultaneously with this release ), both provide examples of our performance. The strong interest for our processes and equipment from major customers during the recent Semicon West conferences in California, USA, further support this.

These technology breakthroughs and the contribution that the Company’s manufacturing facility in Singapore will give to the cost effectiveness of our Front-end operations as from early 2005 onwards make us optimistic that we will strongly benefit from the upturn in the industry which we expect to continue well into 2005.

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ASM letter head

ASM INTERNATIONAL CONFERENCE CALL

ASM International will host an investor conference call and web cast on

WEDNESDAY, JULY 28, 2004 at

9:00 a.m. US Eastern time

15:00 hours Continental European time.

The teleconference dial-in numbers are as follows:

United States:	+1 888.396.2386
International:	+1 617.847.8712
Participation pass code is 32298078

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for digitized replay, beginning one hour after completion of the live broadcast through

August 4,2004. The replay dial-in numbers are:

United States:	+1 888.286.8010
International:	+1 617.801.6888
Participation pass code is 24512136

About ASM

ASM International N.V., based in Bilthoven, the Netherlands, is a global company servicing one of the most important and demanding industries in the world. The Company possesses a strong technology base, state-of-the-art manufacturing facilities, a competent and qualified workforce and a highly trained, strategically distributed support network. ASM International and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at http://www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to terrorist activity, armed conflict or political instability and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s report on Form 20-F for the year ended December 31, 2003 and Forms 6-K as filed.

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ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands except per share data)	in Euro
	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	153,102	211,946	270,869	407,817
Cost of sales	(103,505)	(138,208)	(183,159)	(252,981)

Gross profit	49,597	73,738	87,710	154,836
Operating expenses:
Selling, general and administrative	(24,291)	(29,114)	(48,324)	(54,070)
Research and development	(20,219)	(23,105)	(38,606)	(40,589)
Amortization of purchased technology and other intangible assets	—	(503)	—	(503)

Total operating expenses	(44,510)	(52,722)	(86,930)	(95,162)

Earnings from operations	5,087	21,016	780	59,674
Loss on equity investments	(1,029)	(130)	(1,638)	(417)
Net interest expense	(2,623)	(2,769)	(4,524)	(5,120)
Foreign currency transaction gains (losses)	(702)	128	(475)	256

Earnings (loss) before income taxes and minority interest	733	18,245	(5,857)	54,393
Income taxes	(1,263)	(2,763)	(1,402)	(7,595)

Earnings (loss) before minority interest	(530)	15,482	(7,259)	46,798
Minority interest	(6,735)	(11,123)	(8,935)	(27,846)

Net earnings (loss)	(7,265)	4,359	(16,194)	18,952

Net earnings (loss) per share:
Basic	(0.15)	0.09	(0.33)	0.37
Diluted (1)	(0.15)	0.08	(0.33)	0.37

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	49,443	50,944	49,408	50,552
Diluted (1)	49,443	51,410	49,408	51,078

(1)	The calculation of diluted net earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings (loss) are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings (loss) due to the related impact on interest expense. The calculation is done for each reporting period individually. Due to the loss reported in the three months and six months ended June 30,2003, the effect of securities and other contracts to issue common stock were anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings (loss) for those periods. For the three months and six months ended June 30,2004 the effect of a potential conversion of convertible debt into 10,782,929 common shares were anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings for those periods.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(thousands except share data)		In Euro
	December 31, 2003	June 30, 2004
		(unaudited)
Assets
Cash and cash equivalents	154,857	171,549
Marketable securities	9	9
Accounts receivable, net	144,900	201,551
Inventories, net	145,701	162,284
Income taxes receivable	873	21
Deferred tax assets	4,125	2,310
Other current assets	16,942	22,171

Total current assets	467,407	559,895
Property, plant and equipment, net	130,235	133,570
Goodwill	45,937	91,855
Purchased technology and other intangible assets	—	7,581
Deferred tax assets	136	841
Investments and loan advances	13,559	—
Debt issuance costs	4,704	4,111

Total Assets	661,978	797,853

Liabilities and Shareholders’ Equity
Notes payable to banks	23,680	19,380
Accounts payable	77,627	107,938
Accrued expenses	55,738	78,549
Advance payments from customers	9,601	11,514
Deferred revenue	10,173	10,510
Income taxes payable	7,618	13,436
Current portion of long-term debt	4,820	3,052

Total current liabilities	189,257	244,379
Deferred tax liabilities	1,740	1,464
Long-term debt	16,804	18,866
Convertible subordinated debt	162,319	168,654

Total Liabilities	370,120	433,363
Minority interest in subsidiary	87,249	99,890
Shareholders’ Equity:
Common shares
Authorized 110,000,000 shares, par value €0.04, issued and outstanding 50,061,647 and 52,272,105	2,002	2,091
Financing preferred shares, issued none	—	—
Preferred shares, issued none	—	—
Capital in excess of par value	259,122	295,584
Retained earnings	592	19,544
Accumulated other comprehensive loss	(57,107)	(52,619)

Total Shareholders’ Equity	204,609	264,600

Total Liabilities and Shareholders’ Equity	661,978	797,853

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands)				in Euro
	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings (loss)	(7,265)	4,359	(16,194)	18,952
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation property, plant and equipment	8,355	12,377	17,143	20,092
Amortization of purchased technology and other intangible assets	—	503	—	503
Amortization of debt issuance costs	370	387	687	765
Compensation expense employee stock option plan	—	56	—	56
Deferred income taxes	(222)	1,161	(99)	1,533
Loss on equity investments	1,029	130	1,638	417
Minority interest	6,735	11,123	8,935	27,846
Changes in other assets and liabilities:
Accounts receivable	(24,057)	(20,245)	(28,664)	(52,555)
Inventories	7,430	441	4,267	(11,502)
Other current assets	(594)	(918)	(3,856)	(4,744)
Accounts payable and accrued expenses	10,524	8,931	13,200	46,950
Advance payments from customers	1,818	1,460	2,270	1,593
Deferred revenue	616	1,413	1,566	305
Income taxes	930	1,328	2,632	6,390

Net cash provided by operating activities	5,669	22,506	3,525	56,601

Cash flows from investing activities:
Capital expenditures	(6,069)	(13,683)	(10,281)	(20,976)
Investments and loan advances	(1,229)	(1,093)	(1,229)	(2,809)
Acquisition of shares from minority shareholders ASMPT	—	(4,465)	—	(4,465)
Acquisition of business, net of common shares issued and cash acquired	—	106	—	106
Proceeds from sale of property, plant and equipment	25	3,471	64	3,500

Net cash used in investing activities	(7,273)	(15,664)	(11,446)	(24,644)

Cash flows from financing activities:
Notes payable to banks, net	(20,305)	(2,550)	(17,143)	(4,960)
Proceeds from long-term debt and subordinated debt	75,968	965	75,990	965
Repayments of long-term debt and subordinated debt	(809)	(1,923)	(1,705)	(2,311)
Proceeds from issuance of common shares	934	255	945	1,980
Dividend to minority shareholders	(12,969)	(15,663)	(12,969)	(15,663)

Net cash provided by (used in) financing activities	42,819	(18,916)	45,118	(19,989)
Exchange rate effects	(2,024)	(692)	(4,736)	4,724

Net increase (decrease) in cash and cash equivalents	39,191	(12,766)	32,461	16,692
Cash and cash equivalents at beginning of period	64,261	184,315	70,991	154,857

Cash and cash equivalents at end of period	103,452	171,549	103,452	171,549

Supplemental disclosures of cash flow information
Cash paid (received) during the period for:
Interest, net	3,289	4,755	3,754	4,919
Income taxes, net	(555)	976	(1,131)	373

Non cash investing and financing activities:
Common shares issued for acquisition of business	—	34,515	—	34,515

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority of 54.09 % interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia.

(thousands, except headcount)			In Euro
	Front-end	Back-end	Total
Six months ended June 30, 2003
Net sales to unaffiliated customers	145,953	124,916	270,869
Gross profit	35,698	52,012	87,710
Earnings (loss) from operations	(20,304)	21,084	780
Net interest and other financial (expense) income	(6,959)	322	(6,637)
Income taxes	533	(1,935)	(1,402)
Minority interest	—	(8,935)	(8,935)
Net earnings (loss)	(26,730)	10,536	(16,194)
Net capital expenditure	3,656	6,561	10,217
Depreciation property, plant and equipment	8,266	8,877	17,143
Cash and cash equivalents	70,799	32,653	103,452
Capitalized goodwill	3,888	46,472	50,360
Other identifiable assets	299,046	210,459	509,505
Total assets	373,733	289,584	663,317
Total debt	196,099	—	196,099
Headcount in full-time equivalents (1)	1,228	5,829	7,057
Six months ended June 30, 2004
Net sales to unaffiliated customers	169,318	238,499	407,817
Gross profit	50,416	104,420	154,836
Earnings (loss) from operations	(4,684)	64,358	59,674
Net interest and other financial (expense) income	(6,077)	796	(5,281)
Income taxes	(2,789)	(4,806)	(7,595)
Minority interest	—	(27,846)	(27,846)
Net earnings (loss)	(13,550)	32,502	18,952
Net capital expenditure	6,602	10,874	17,476
Depreciation property, plant and equipment	7,810	12,282	20,092
Cash and cash equivalents	90,687	80,862	171,549
Capitalized goodwill	46,237	45,618	91,855
Other identifiable assets	295,626	238,823	534,449
Total assets	432,550	365,303	797,853
Total debt	209,952	—	209,952
Headcount in full-time equivalents (1)	1,318	7,041	8,359

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Euro thousands)

Basis of Presentation

ASM International N.V., (“ASMI”) follows accounting principles in the United States of America (“US GAAP”). Accounting principles applied are unchanged compared to the year 2003.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The minority interest of third parties is disclosed separately in the Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation. Intercompany profits included in inventory are recognized in the Statement of Operations upon the sale of the respective inventory to a third party.

Acquisition and Consolidation of NuTool Inc.

On June 2, 2004, ASMI acquired the remaining 84.3% interest in NuTool, Inc., a privately-held semiconductor equipment company, based in Milpitas, California, USA, and as from June 2, 2004 ASMI owns 100% of the shares in NuTool, Inc. ASMI purchased the 84.3% interest in exchange of 1,962,282 common shares of ASMI and 57,720 replacement employee stock options to acquire common shares of ASMI. The total consideration of the acquisition, including expenses, amounted to € 35,063. ASMI included NuTool, Inc. in its Consolidated Financial Statements as from June 2, 2004.

The 15.7 % interest in NuTool, Inc, which ASMI acquired in two transactions in December 2001 and April 2003 has historically been accounted for on the cost method of accounting. As a result of the acquisition of the remaining interest in NuTool, Inc. on June 2, 2004, ASMI began exerting significant influence over the operations of NuTool, Inc. In accordance with Accounting Principles Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock”, such change in influence requires ASMI to retroactively restate prior period results to reflect the change from the cost method of accounting to the equity method of accounting for its investment in NuTool, Inc. as if it had been accounted for under the equity method of accounting since ASMI’s first investment. At December 31,2003 this restatement reduced the investment balance in NuTool, Inc. with € 10,323, retained earnings with € 5,142 and accumulated other comprehensive income with € 5,181. The accompanying Statements of Operations and Statements of Cash Flows for the three months period ended June 30, 2003 and six months period ended June 30, 2003 have been adjusted to reflect the restatement.

Accounting Principles under Dutch GAAP

Under accounting principles generally accepted in the Netherlands (“Dutch GAAP”) the Statement of Operations, the Balance Sheet and Statement of Cash Flows would not differ significantly from those presented under US GAAP, except for the amortization of goodwill. US accounting standard SFAS 142 “Goodwill and Other Intangible Assets,” provides that goodwill should not be amortized, but rather be tested at least annually for impairment. Under Dutch GAAP, goodwill should be amortized on a straight-line basis over the expected useful life not exceeding 20 years, unless goodwill is impaired based on a recoverability assessment of the unamortized balance of goodwill.

If ASMI had amortized goodwill in accordance with Dutch GAAP, the net earnings (loss) for the three months ended June 30, 2003 and June 30, 2004 would have been € (9,104) and € 2,373, respectively and the net earnings (loss) for the six months ended June 30, 2003 and June 30, 2004 would have been € (19,965) and € 15,289 respectively. The diluted net earnings (loss) per share for the three months ended June 30, 2003 and June 30, 2004 would have been € (0.22) and € 0.05, respectively, and the diluted net earnings (loss) per share for the six months ended June 30, 2003 and June 30, 2004 would have been € (0.40) and € 0.30, respectively. Shareholders Equity at June 30, 2004 would have been € 247,191.

At June 30, 2004: 1 Euro = 1.2155 US$

Auditors:	Deloitte Accountants B.V.

Stock:	Traded on the NASDAQ National Market System under the symbol ‘ASMI’ and on the Euronext Amsterdam Stock Exchange under the symbol ‘ASM’